Exhibit 99.1

ARC Resources Ltd. achieves record production levels

CALGARY, Jan. 8, 2014 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") announced today that it estimates fourth quarter production to be approximately 100,000 boe per day. This is record quarterly production volumes for ARC and is expected to contribute to record annual production of approximately 96,000 boe per day; meeting ARC's production guidance announced with its 2013 budget. ARC's strong production performance is a significant achievement given the divestment of approximately 1,700 boe per day of non-core production during 2013.

Another significant milestone was achieved late in December, with the initial flow of restricted volumes of oil and natural gas production through the new Parkland/Tower gas processing and liquids handling facility. Construction of the new facility was completed ahead of schedule, despite extreme weather conditions during commissioning. Upon commissioning of the plant, ARC had an inventory of 26 previously drilled wells at Tower and Parkland ready to be brought on stream. The existing wells will be systematically brought on production over the course of the first quarter.  ARC plans to drill additional wells at Tower and Parkland in 2014 which are expected to fill the facility over the course of the next 12 to 18 months.

"I am extremely proud of our team's accomplishments this year in profitably growing our business to record levels while continuing to add value for our shareholders through the payment of a dividend of $1.20 per year" stated Myron Stadnyk, President and CEO.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $10 billion. ARC expects 2014 oil and natural gas production to average 110,000 to 114,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's common shares trade on the TSX under the symbol ARX.

ADVISORY - In the interests of providing ARC shareholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Resources Ltd.'s Annual Information Form filed at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website www.arcresources.com or contact:

Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900

ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 17:26e 08-JAN-14